UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Klaviyo, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.001 per share

(Title of Class of Securities)

49845K101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners Growth Equity Fund IX-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,439,856(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,439,856(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,439,856(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 23.05%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 27,439,856 shares of Series A Common Stock (“Series A Shares”) issuable in respect of 27,439,856 shares of Series B Common Stock (“Series B Shares”).
(2)

Calculated based upon 72,592,767 Series A Shares outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as increased by an aggregate of 46,427,778 Series A Shares issuable in respect of the 46,427,778 Series B Shares held by the Summit Holders (as defined in Item 2).

1.	Names of Reporting Persons Summit Partners Growth Equity Fund IX-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,133,061(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,133,061(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,133,061(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.40%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 17,133,061 Series A Shares issuable in respect of 17,133,061 Series B Shares.
(2)

Calculated based upon 72,592,767 Series A Shares outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as increased by an aggregate of 46,427,778 Series A Shares issuable in respect of the 46,427,778 Series B Shares held by the Summit Holders (as defined in Item 2).

1.	Names of Reporting Persons Summit Partners Co-Invest (Kiwi), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,691,926(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,691,926(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,926(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.42%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,691,926 Series A Shares issuable in respect of 1,691,926 Series B Shares.
(2)

Calculated based upon 72,592,767 Series A Shares outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as increased by an aggregate of 46,427,778 Series A Shares issuable in respect of the 46,427,778 Series B Shares held by the Summit Holders (as defined in Item 2).

1.	Names of Reporting Persons Summit Investors GE IX/VC IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 144,217(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 144,217(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,217(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.12%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 144,217 Series A Shares issuable in respect of 144,217 Series B Shares.
(2)

Calculated based upon 72,592,767 Series A Shares outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as increased by an aggregate of 46,427,778 Series A Shares issuable in respect of the 46,427,778 Series B Shares held by the Summit Holders (as defined in Item 2).

1.	Names of Reporting Persons Summit Investors GE IX/VC IV (UK), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,718(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,718(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,718(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.02%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 18,718 Series A Shares issuable in respect of 18,718 Series B Shares.
(2)

Calculated based upon 72,592,767 Series A Shares outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as increased by an aggregate of 46,427,778 Series A Shares issuable in respect of the 46,427,778 Series B Shares held by the Summit Holders (as defined in Item 2).

1.	Names of Reporting Persons Summit Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,427,778(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,427,778(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,427,778(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 39.01%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 46,427,778 Series A Shares issuable in respect of 46,427,778 Series B Shares.
(2)

Calculated based upon 72,592,767 Series A Shares outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as increased by an aggregate of 46,427,778 Series A Shares issuable in respect of the 46,427,778 Series B Shares held by the Summit Holders (as defined in Item 2).

Item 1(a).	Name of Issuer

Klaviyo, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

125 Summer Street, Floor 6

Boston, MA 02110

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Summit Partners Growth Equity Fund IX-A, L.P. (“Fund IX-A”)

(ii)	Summit Partners Growth Equity Fund IX-B, L.P. (“Fund IX-B”)

(iii)	Summit Partners Co-Invest (Kiwi), L.P. (“Kiwi Co-Invest Fund”)

(iv)	Summit Investors GE IX/VC IV, LLC (“Fund IX/VC IV”)

(v)	Summit Investors GE IX/VC IV (UK), L.P. (“Fund IX/VC IV (UK),” and together with each of the foregoing, the “Summit Holders”)

(vi)	Summit Partners, L.P.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

222 Berkeley Street, 18th Floor

Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Series A common stock, par value $0.001 per share

Item 2(e).	CUSIP Number

49845K101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held by Fund IX-A (27,439,856 Series A Shares issuable in respect of 27,439,856 Series B Shares), Fund IX-B (17,133,061 Series A Shares issuable in respect of 17,133,061 Series B Shares), Kiwi Co-Invest Fund (1,691,926 Series A Shares issuable in respect of 1,691,926 Series B Shares), Fund IX/VC IV (144,217 Series A Shares issuable in respect of 144,217 Series B Shares), and Fund IX/VC IV (UK) (18,718 Series A Shares issuable in respect of 18,718 Series B Shares). Summit Partners, L.P. is the manager of Summit Partners GE IX, LLC, which is the general partner of Summit Partners GE IX, LP, which is the general partner of Fund IX-A and Fund IX-B. Summit Partners, L.P. is the managing member of Summit Partners Co-Invest Kiwi GP, LLC, which is the general partner of Kiwi Co-Invest Fund. Summit Master Company, LLC is the general partner of Summit Partners, L.P., which is the manager of Summit Investors Management, LLC, which is the manager of Fund IX/VC IV and the general partner of Fund IX/VC IV (UK). Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated voting and investment decisions with respect to the Series B Shares held by Fund IX/VC IV and Fund IX/VC IV (UK) to Summit Partners, L.P.

The investment committee of Summit Partners, L.P., is currently composed of Peter Chung, Scott Collins and Len Peter Rottier, who may be deemed to have voting and dispositive authority over, and therefore beneficial ownership of, the reported securities. Each of the foregoing entities, Mr. Chung, Mr. Collins, and Mr. Rottier disclaims beneficial ownership of the reported securities (except to the extent such securities are directly held by such entity). The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

SUMMIT PARTNERS GROWTH EQUITY FUND IX-A, L.P.

By: Summit Partners GE IX, L.P.
Its: General Partner

By: Summit Partners GE IX, LLC
Its: General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

SUMMIT PARTNERS GROWTH EQUITY FUND IX-B, L.P.

By: Summit Partners GE IX, L.P.
Its: General Partner

By: Summit Partners GE IX, LLC
Its: General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

SUMMIT PARTNERS CO-INVEST (KIWI), L.P.

By: Summit Partners Co-invest Kiwi GP, LLC
Its: General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

SUMMIT INVESTORS GE IX/VC IV, LLC

By: Summit Investors Management, LLC
Its: Manager

By: Summit Master Company, LLC
Its: Managing Member

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

SUMMIT INVESTORS GE IX/VC IV (UK), L.P.

By: Summit Investors Management, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Managing Member

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

SUMMIT PARTNERS, L.P.

By: Summit Master Company, LLC
Its: General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of January 31, 2024, incorporated by reference to the Schedule 13G filed by the Reporting Persons on January 31, 2024

Exhibit B	Powers of Attorney, incorporated herein by reference to of the statement on Schedule 13G filed by the Reporting Persons on January 31, 2024